SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

04 MAR -2 AM 7:21

26 February 2004

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

04010192

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 25 February 2004 as published in the South China Morning Post in Hong Kong on 26 February 2004 for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko

Irene Ko
Company Secretary

PROCESSED
MAR 03 2004
THOMSON FINANCIAL

IK/lc/cw

Encl.

dlw 3/2

c.c. Clifford Chance
- Mr. Jeff Maddox/Ms. Lisa Bostwick

J P Morgan
- Ms. Tintin Subagyo

SHANGRI-LA ASIA LIMITED
(Incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司
website: http://www.ir.shangri-la.com

ANNOUNCEMENT OF FINANCIAL RESULTS BY SUBSIDIARY –
SHANGRI-LA HOTELS (MALAYSIA) BERHAD, MALAYSIA

THIS IS NOT THE ANNOUNCEMENT OF THE FINANCIAL RESULTS OF SHANGRI-LA ASIA LIMITED ("SA") FOR THE FOURTH QUARTER AND FOR THE YEAR ENDED 31 DECEMBER 2003. THIS ANNOUNCEMENT IS MADE BY SA PURSUANT TO THE REQUIREMENTS OF PARAGRAPH 2(2) OF THE LISTING AGREEMENT TO PROVIDE SHAREHOLDERS OF SA AND THE PUBLIC WITH FINANCIAL INFORMATION OF A LISTED SUBSIDIARY WHICH HAS ANNOUNCED SUCH INFORMATION TO THE PUBLIC IN MALAYSIA ON 25 FEBRUARY 2004.

SUMMARY

SHANGRI-LA HOTELS (MALAYSIA) BERHAD, MALAYSIA ("SHMB"), a 54.37% subsidiary of SA and a company listed on the Malaysia Securities Exchange Berhad, has announced its audited financial results for the fourth quarter and for the year ended 31 December 2003 in Malaysia on 25 February 2004. The audited financial statements of SHMB have been prepared in compliance with applicable approved accounting standards in Malaysia. The audited Condensed Consolidated Income Statement of SHMB and recommendation on final dividend by the Board of Directors of SHMB are provided below.

SHMB, a subsidiary of SA listed on the Malaysia Securities Exchange Berhad and in which SA has a 54.37% interest, has announced its audited financial results for the fourth quarter and for the year ended 31 December 2003 in Malaysia on 25 February 2004. The audited Condensed Consolidated Income Statement of SHMB and recommendation on final dividend by the Board of Directors of SHMB are provided below:

SHANGRI-LA HOTELS (MALAYSIA) BERHAD, MALAYSIA
AUDITED CONDENSED CONSOLIDATED INCOME STATEMENT
FOR THE FOURTH QUARTER AND FOR THE YEAR ENDED 31 DECEMBER 2003

	Three Months Ended		Twelve Months Ended	
	31.12.2003	31.12.2002	31.12.2003	31.12.2002
	RM'000	*RM'000*	*RM'000*	*RM'000*
Revenue	75,186	60,964	253,219	233,547
Operating profit before exceptional items	13,555	4,117	33,876	16,987
Exceptional items	0	(3,292)	0	(3,292)
Operating profit after exceptional items	13,555	825	33,876	13,695
Interest expense	(2,162)	(1,563)	(7,396)	(4,922)
Interest income	35	(4)	64	61
Share of results of associated companies	(358)	(262)	(1,834)	(3,065)
Profit/(loss) before taxation	**11,070**	**(1,004)**	**24,710**	**5,769**
Tax expense	(739)	1,504#	(7,496)	(2,888)#
Profit after taxation	**10,331**	**500#**	**17,214**	**2,881#**
Minority Interests	(581)	359#	(742)	388#
Net profit attributable to members of Shangri-La Hotels (Malaysia) Berhad	**9,750**	**859#**	**16,472**	**3,269#**
Basic Earnings per Ordinary Share (sen)	2.22	0.20#	3.74	0.74#
Diluted Earnings per Ordinary Share (sen)	NA	NA	NA	NA

Change in Accounting Policy

With effect from 1 January 2003, the SHMB Group changed its accounting policy with respect to the treatment of deferred taxation in order to conform with the requirements of Malaysian Accounting Standards Board ("MASB") Standard 25 – Income Taxes, which has become effective for financial periods beginning on or after 1 July 2002. The adoption of MASB Standard 25 – Income Taxes has been dealt with by way of a prior year adjustment, which has given rise to a reduction in shareholders' funds as at 31 December 2002 amounting to RM50.709 million. Consequently, the net tangible assets per share of the SHMB Group have reduced from RM2.71 to RM2.59 as at 31 December 2002. Certain comparative figures have been restated to take into account the requirements of MASB Standard 25 – Income Taxes.

The comparative figures have been restated to reflect the adoption of MASB Standard 25 – Income Taxes.

NA – not applicable

RECOMMENDATION ON FINAL DIVIDEND BY THE BOARD OF SHMB

The Directors of SHMB are recommending a final dividend of 3.5% or 3.5 sen per share less tax of 28% (2002: final dividend of 3.0% or 3.0 sen per share less tax of 28%) in respect of the financial year ended 31 December 2003 for approval by the shareholders of SHMB at the forthcoming Annual General Meeting of SHMB to be held on Friday, 21 May 2004.

This proposed final dividend, together with the interim dividend of 3.0% or 3.0 sen per share less tax of 28% paid to the shareholders of SHMB on 14 November 2003, will give a total dividend of 6.5% or 6.5 sen less tax at 28%, amounting to RM20.592 million for the financial year ended 31 December 2003 (2002: 6.0% or 6.0 sen less tax of 28%, amounting to RM19.008 million), an increase of 0.5% on last year. Subject to approval by the shareholders of SHMB, the final dividend is payable to the shareholders of SHMB on Friday, 18 June 2004.

GENERAL

SHAREHOLDERS SHOULD NOTE THAT THE ABOVE FINANCIAL RESULTS AND DIVIDEND RECOMMENDED PERTAIN ONLY TO SHMB, A 54.37% SUBSIDIARY OF SA, AND NOT TO SA ITSELF.

SA WILL ACCOUNT FOR ITS SHARE (I.E. 54.37%) IN THE FINANCIAL RESULTS OF SHMB FOR THE YEAR ENDED 31 DECEMBER 2003 IN ITS FINAL RESULTS FOR THE YEAR ENDED 31 DECEMBER 2003 AFTER ADJUSTMENTS IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN HONG KONG.

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Loong, Edward
Chairman

Hong Kong, 25 February 2004

SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

04 MAR -2 AM 7:21

24 February 2004

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 23 February 2004 as published in the South China Morning Post in Hong Kong on 24 February 2004 for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko
Company Secretary

Encl

c.c. Clifford Chance
- Mr. Jeff Maddox/Ms. Lisa Bostwick

J P Morgan
- Ms. Tintin Subagyo

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

website: http://www.ir.shangri-la.com

ANNOUNCEMENT OF FINAL RESULTS BY SUBSIDIARY –

SHANGRI-LA HOTEL PUBLIC COMPANY LIMITED, THAILAND

THIS IS NOT THE ANNOUNCEMENT OF THE FINAL RESULTS OF SHANGRI-LA ASIA LIMITED ("SA") FOR THE YEAR ENDED 31 DECEMBER 2003. THIS ANNOUNCEMENT IS MADE BY SA PURSUANT TO THE REQUIREMENTS OF PARAGRAPH 2(2) OF THE LISTING AGREEMENT TO PROVIDE SHAREHOLDERS OF SA AND THE PUBLIC WITH FINANCIAL INFORMATION OF A LISTED SUBSIDIARY WHICH HAS ANNOUNCED SUCH INFORMATION TO THE PUBLIC IN THAILAND ON 23 FEBRUARY 2004.

SUMMARY

SHANGRI-LA HOTEL PUBLIC COMPANY LIMITED, THAILAND ("SHPCL"), a 73.61% subsidiary of SA and a company listed on the Stock Exchange of Thailand, has announced its audited final results for the year ended 31 December 2003 in Thailand on 23 February 2004. The audited financial statements of SHPCL have been prepared in accordance with accounting principles and practices generally accepted in Thailand. The audited Consolidated Earnings Statement of SHPCL and recommendation on final dividend by the Board of Directors of SHPCL are provided below.

SHPCL, a subsidiary of SA listed on the Stock Exchange of Thailand and in which SA has a 73.61% interest, has announced its audited final results for the year ended 31 December 2003 in Thailand on 23 February 2004. The audited Consolidated Earnings Statement of SHPCL and recommendation on final dividend by the Board of Directors of SHPCL are provided below:

SHANGRI-LA HOTEL PUBLIC COMPANY LIMITED, THAILAND
AUDITED CONSOLIDATED EARNINGS STATEMENT
FOR THE YEAR ENDED 31 DECEMBER 2003

	For the year ended 31 December 2003 (Baht)	2002 (Baht)
Revenues from hotel operations:		
Room	712,028,602	732,928,932
Food and beverage	566,869,649	626,225,756
Others	92,124,209	100,244,710
Total revenues from hotel operations	1,371,022,460	1,459,399,398
Cost of sales and services	(444,531,711)	(462,226,444)
Gross profit	926,490,749	997,172,954
Selling and administrative expenses	(377,129,275)	(385,207,653)
Earnings from the sale of goods and the rendering of services	549,361,474	611,965,301
Other income		
Dividend income	11,023,262	21,365,572
Interest income	11,444,930	15,101,984
Other income	28,579,592	10,900,134
Other expenses		
Depreciation	(213,684,865)	(189,531,185)
Loss on disposal of fixed assets	(11,341,614)	(20,927,868)
Directors' remuneration	(3,660,000)	(2,300,000)
EARNINGS FROM OPERATIONS	371,722,779	446,573,938
SHARE OF PROFIT (LOSS) FROM INVESTMENTS ACCOUNTED FOR UNDER EQUITY METHOD	–	–
WRITE BACK/PROVISION FOR LOSS ON LOANS TO AND INVESTMENT IN RELATED COMPANIES	(39,906,258)	98,568,771
EARNINGS BEFORE INTEREST EXPENSES AND INCOME TAX	331,816,521	545,142,709
INTEREST EXPENSES	(3,722,582)	(2,055,769)
CORPORATE INCOME TAX	(94,059,712)	(113,313,328)
NET EARNINGS FOR THE YEAR	234,034,227	429,773,612
BASIC EARNINGS PER SHARE (BASED ON NET EARNINGS) (BAHT)	1.80	3.31

RECOMMENDATION ON FINAL DIVIDEND BY THE BOARD OF SHPCL

Pursuant to a resolution passed at the board meeting of SHPCL held on 23 February 2004, the Board of Directors of SHPCL has recommended a final dividend of Baht 1 per share for the year ended 31 December 2003 (2002: Baht 1 per share) payable to the shareholders of SHPCL. Such dividend will be subject to approval by the shareholders of SHPCL at its forthcoming annual general meeting to be held on 21 April 2004.

GENERAL

SHAREHOLDERS SHOULD NOTE THAT THE ABOVE FINANCIAL RESULTS INCLUDING THE EARNINGS PER SHARE AND DIVIDEND RECOMMENDED PERTAIN ONLY TO SHPCL, A 73.61% SUBSIDIARY OF SA, AND NOT TO SA ITSELF.

SA WILL ACCOUNT FOR ITS SHARE (I.E. 73.61%) IN THE PROFITS OF SHPCL IN ITS FINAL RESULTS FOR THE YEAR ENDED 31 DECEMBER 2003 AFTER ADJUSTMENTS IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN HONG KONG.

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Loong, Edward
Chairman

Hong Kong, 23 February 2004